

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 2, 2015

Dheeraj Pandey
President and Chief Executive Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

> **Re:** **Nutanix, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 12, 2015**
> **CIK No. 0001618732**

Dear Mr. Pandey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 28, 2015.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Related to Our Business and Industry, page 13

1.   We note that your response to prior comment 5 appears to conflict with your risk factor disclosure at the bottom of page 18, which specifically asserts that you rely to a significant degree on your channel partners and an inability to replace channel partners may adversely affect your business and operating results. Given this, it appears that your reliance on two channel partners for a significant portion of your revenue warrants specific risk factor disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Nine Months Ended April 30, 2014 and 2015, page 64

2.   We note from your response to prior comment 8 that software-only sales accounted for
        less than 1% of your total revenues for each period presented. Please explain further how
        such response compares to your disclosures on page 65 where you indicate that product
        gross margin increased, in part, due to changes in product mix, including higher revenue
        from software-related deliverables. In this regard, please quantify for us, how software-
        related sales impacted the increase in your product gross margins from 52% for the nine
        months ended April 30, 2014 to 60% for the comparable period in fiscal 2015. To the
        extent that software-only sales did not significantly impact your product gross margins,
        please consider revising your disclosures accordingly.

Notes to Consolidated Financial Statements

Note 10. Equity Award Plans, page F-24

3.   We note your response to prior comment 24 where you indicate that no Performance
        RSUs will vest upon completion of this offering; as such awards require ongoing service
        requirements through the one-month anniversary of the expiration of the lock-up period.
        Please reconcile this statement to your disclosures on page F-26 where you indicate that
        upon consummation of this offering, the company will record cumulative stock-based
        compensation expense for the portion of Performance RSUs for which the relevant
        service condition has been satisfied with the remaining expense recognized over the
        remaining service period. Please clarify for us, which awards will be considered fully
        vested upon consummation of this offering such that you will record cumulative
        compensation expense and tell us how the lock-up period factors into your consideration.
        In addition, please revise your disclosures regarding the terms of your Performance RSUs
        to include a discussion of the vesting and settlement provisions as provided in your
        response.

4.   Please revise your disclosures, both here and in the forepart of the document, to clearly
        disclose the amount of compensation expense that will be recorded upon effectiveness of
        this offering as indicated in your response to prior comment 24. While we note your
        placeholder disclosure on page 78, please also include this information elsewhere where
        you provide pro forma net loss per share data. In this regard, consider including footnote
        disclosures indicating that such calculations exclude the impact of approximately $20
        million of share-based compensation that will be recognized upon effectiveness of this
        offering.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Via E-mail
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.